Exhibit 99.77

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

Coastal Contacts Reports Second Fiscal Quarter 2011 Results

Quarterly sales increased 17% while North American sales grew 30%

Vancouver, British Columbia — June 13, 2011 - Coastal Contacts Inc. (“Coastal” or “the Company”) (TSX: COA; NASDAQ OMX: COA) the world’s largest online retailer of eyeglasses and contact lenses, today announced its financial results for the second fiscal quarter ended April 30, 2011. A conference call will be held today at 4:30 p.m. Eastern Time to discuss the results.

Sales for the second fiscal quarter increased 17% and set a quarterly record of $43.8 million compared to $37.3 million in 2010. Second quarter 2011 gross margins increased to $13.7 million or 31% compared with $10.3 million or 27% during the same period in the prior year. Adjusted EBITDA for the fiscal quarter was $1.0 million compared with $1.8 million during the same period in 2010. Net earnings for the second fiscal quarter were $0.02 million or $0.00 per share compared to net earnings of $0.4 million or $0.01 per share in the second quarter of fiscal 2010.

Coastal shipped a total of 513,603 orders during the quarter, an increase of 129,345 orders or 34% over the same period last year. Approximately 33% were to new customers with the remaining amount representing reorders.

In the second fiscal quarter of 2011 Coastal’s eyeglasses sales grew to $10.1 million compared with $4.7 million during the same period in 2010. Eyeglasses shipments grew 205% as compared to the same period last year. Coastal shipped 188,170 pairs of eyeglasses in the quarter to 160,674 customers of which 126,845 were new eyeglasses customers and 33,829 were repeat customers.

Coastal’s core contact lens business continued to grow organically 3% in the second quarter, compared with the same period in 2010.

“Our investments in the eyeglasses category continue to generate rapid growth from new customers and a growing base of repeat orders from existing customers,” commented Mr. Roger Hardy, Coastal’s Founder and CEO, “We are encouraged by Coastal’s progress in the eyeglasses business in the quarter. We are well positioned to support continued growth in the upcoming quarters and to achieve our eyeglasses sales targets for fiscal 2011, as we position Coastal to lead this exciting channel.

“Coastal is actively investing in acquiring eyeglasses customers, as we added approximately 127,000 new eyeglasses customers during the quarter. All in all it was an exciting and productive quarter at Coastal and we are looking forward to a strong finish to the year.”

Business highlights for the second fiscal quarter:

•	Sales in the second fiscal quarter of 2011 set a record of $43.8 million as compared to $37.3 million in the second quarter of the previous fiscal year, an increase of 17%.
•	Gross margin increased 33% to $13.7 million or 31% of sales.
•	513,603 orders were shipped during the quarter, an increase of 129,345 orders or 34% over the same period in 2010.
•	Coastal acquired 126,845 new eyeglasses customers in the second fiscal quarter of 2011.
•	Eyeglasses sales grew to $10.1 million in the second fiscal quarter of 2011, an increase of 116% over the same period in fiscal 2010.
•	Shipped more than 188,000 pairs of eyeglasses in the quarter, an increase of 205% over the same period in 2010.
•	$14.4 million in cash and cash equivalents as at April 30, 2011.
•	Sales in North America grew 30% in the second quarter of 2011 as compared to the same period of last fiscal year.
•	Sales in Sweden grew 15% in the second quarter of 2011 as compared to the same period of the last fiscal year.
•	As at March 10, 2011 Coastal now has approximately 500,000 Facebook™ fans in multiple markets around the world.

Conference Call Today

Coastal will host a conference call to review the financial results and operations on Monday, June 13, 2011 at 4:30pm Eastern Daylight Time. Participating in the call will be Roger Hardy, Founder and CEO and Glen Kayll, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255
Sweden	02 007 919 89

A replay of the call will be available for 7 days. To access the replay listeners may dial:

North American Toll Free	1-800-937-6305
Passcode	569950

Adjusted EBITDA, reorders and orders shipped as referenced in this news release are Non-GAAP financial measures. Adjust EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, share based compensation expense, management change costs and unrealized foreign exchange gains and losses. See “Supplemental Non-GAAP Measures” herein.

The following selected financial information is qualified in its entirety by, and should be read in conjunction with our unaudited consolidated financial statements for the second fiscal quarter ended April 30th, 2011 and accompanying notes and Management’s Discussion and Analysis which will be available on SEDAR at www.sedar.com.

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited) ($000’s, except share and per share amounts)

	Three months ended April 30		Six months ended April 30
	2011	2010	2011	2010

Sales	$43,835	$37,318	$84,447	$73,226
Cost of sales	30,143	27,062	59,249	52,659
Gross profit	13,692	10,256	25,198	20,567

Advertising	5,934	3,920	11,490	7,911
Selling, general and administration	6,779	4,836	14,784	9,478
Share-based compensation	234	130	458	350
Amortization on property, equipment and leasehold improvements	443	286	881	568
Amortization on intangible assets	192	391	378	790
Foreign exchange (gains) losses	(151)	293	6	275
Interest expense	74	1	135	15
Earnings (loss) before income taxes	187	399	(2,934)	1,180
Income tax	170	17	(522)	48
Net earnings (loss)	17	382	(2,412)	1,132

Basic earnings (loss) per share	$0.00	$0.01	$(0.04)	$0.02
Diluted earnings (loss) per share	$0.00	$0.01	$(0.04)	$0.02

Weighted average number of common shares outstanding

Basic	55,146,207	56,961,506	55,283,999	56,931,117
Diluted	57,263,572	58,324,264	55,283,999	58,286,704

COASTAL CONTACTS INC.

CONSOLIDATED BALANCE SHEETS

($000’s)

	April 30,	October 31,
	2011	2010
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$14,366	$18,266
Accounts receivable	9,189	8,866
Inventory	25,469	17,536
Prepaid expenses	2,575	3,109
Income taxes recoverable	620	—
Future income tax	97	97
Due from related parties	211	204
	52,527	48,078

Property, equipment and leasehold improvements	10,576	5,558
Intangible assets	8,964	8,908
Goodwill	7,964	7,715
	$80,031	$70,259

LIABILITIES
Current
Accounts payable and accrued liabilities	$32,044	$26,988
Income tax payable	—	44
Deferred revenue	150	17
Deferred gain on sale of equipment	87	88
Capital lease obligation	939	811
Lease inducement	93	7
	33,313	27,955

Deferred gain on sale of equipment	237	285
Long-term debt	4,500	—
Capital lease obligation	4,078	2,508
Long-term lease inducement	408	140
Future income tax	3,422	3,359
	45,958	34,247

SHAREHOLDERS’ EQUITY
Share capital
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
55,194,971 common shares [2010 — 55,396,171]	39,153	39,176
Contributed surplus	3,047	2,663
Accumulated other comprehensive loss	(3,284)	(3,783)
Deficit	(4,843)	(2,044)
	34,073	36,012
	$80,031	$70,259

Supplemental Non-GAAP Measures

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with Canadian GAAP, however, we present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable GAAP measure, net earnings, primarily because it does not include interest, income taxes, amortization and share-based compensation expense foreign exchange gain or loss and management change costs.

The following table provides a reconciliation of net income to Adjusted EBITDA:

	For the three months ended April 30,
($000’s)	2011	2010

Net earnings (loss)	$17	$382
Amortization	635	677
Interest expense, net	74	1
Income tax expense	170	17
Share-based compensation	234	130
Foreign exchange (gain) loss	(151)	293
Management change cost	—	273
Adjusted EBITDA	979	1,773

Additional Information

Additional information relating to Coastal, including the risks and uncertainties outlined in Coastal’s most recently filed annual information form, dated January 28, 2011, can be found on SEDAR at www.sedar.com.

About Coastal Contacts:

Coastal Contacts Inc. has quickly become the world’s leading online retailer of vision care products, attributable to a combination of fast delivery, a customer-centric approach and great selection at the lowest possible prices. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal Contacts services customers in more than 150 countries through the Coastal Contacts family of websites including: CoastalContacts.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” ‘healthy”, “strong”, “resonating”, “exciting” and similar expressions typically are used to identify forward-looking statements. Examples of such forward looking statements within this news release include statements relating to the Company’s perception of the industries and markets it operates in, its competitive position therein, its 2011 eyeglasses sales target, and its ability to support continued growth.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal’s business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements contained in this news release include, among others, that Coastal will maintain its competitive position in the industries and markets it operates in and expand into other markets in a favorable manner.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that Coastal’s actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to, changes in the market, potential downturn in economic conditions and other risks detailed in Coastal’s filings with Canadian and Swedish securities regulatory authorities. Reference should also be made to the section entitled “Risk Factors” contained in Coastal’s most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to Coastal’s business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and Coastal expressly disclaims any intent or obligation to update these forward-looking statements, unless it specifically state otherwise and except as required by applicable law.